Exhibit 99.1
Hamilton, Bermuda
March 25, 2026

Flex LNG Ltd. («Flex LNG» or «Company») (NYSE: FLNG) is pleased to announce it has agreed a new Time Charter Agreement (“TC”) with a minimum firm period of two (2) years for Flex Aurora. The charterer, a Supermajor, will have the option to extend the contract with additional 2+2+2 years i.e. total contract length is potentially up to eight (8) years. If all options are declared, the vessel will be committed until 2034. The vessel was redelivered from its previous 3.5-years charter in the first half of March 2026, and the vessel has been successful in finding new employment with prompt delivery. Flex Aurora, built 2020, is a modern 174,000 cbm LNG carrier with X-DF two-stroke propulsion.
Following this announcement, Flex LNG’s total contract backlog is minimum 55 years, which may increase to 82 years if the charterers exercise their options.

Marius Foss, CEO of Flex LNG Management AS, commented:
“We are pleased to announce a new time charter contract for Flex Aurora, capitalizing on the firm momentum in the freight market. This new minimum two-year firm contract adds further contract backlog, and it may be extended by up to an additional six years at the charterer’s option, reflecting continued recognition of our safe and reliable operations.
We believe there are currently favourable dynamics in the LNG shipping spot market, and with the commencement of this minimum two-year contract for Flex Aurora, we will have two vessels trading in what is presently a firm spot market. At the same time, we see that energy markets remain highly volatile, and conditions may change rapidly.”

The new contract for Flex Aurora, combined with the Company’s remaining spot exposure, is expected to contribute positively to earnings in the second quarter of 2026. Given the continued uncertainty and volatility in the LNG shipping and broader energy markets, the Company is closely monitoring market developments. As a result, the full-year guidance as presented in the Company’s fourth quarter 2025 earnings release and related presentation may be subject to revision, and the Company will update the market as appropriate and/or legally required.

For further information, please contact:
Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com
About FLEX LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two-stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. Flex LNG is listed on the New York Stock Exchange under the ticker FLNG.

Exhibit 99.1
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “forecast,” “anticipate,” “aim,” “commit,” “estimate,” “intend,” “plan,” “possible,” “potential,” “pending,” “target,” “project,” “likely,” “may,” “will,” “would,” “should,” “could” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the Company’s business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs and bunker costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers’ increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine, and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attack in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, public health threats or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.